Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
The following is a description of the material terms and provisions relating to our Ordinary Shares. Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to our Fourth Amended and Restated Memorandum and Articles of Association, or our Articles, which define the rights of our shareholders. Our Articles are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 forms a part.
Authorized Capital
Our authorized share capital consists of (i) 125 million Ordinary Shares, par value $0.10 per share each; and (ii) 50 million preferred shares, par value $0.10 per share each. As of March 1, 2024, we had 35,361,725 Ordinary Shares issued and outstanding and no preferred shares issued or outstanding.
Ordinary Shares
All holders of Ordinary Shares are entitled:
(i)    to share equally in dividends (whether payable in cash, property or our securities) as our board of directors (“Board of Directors”) may from time to time declare in accordance with the provisions of our Articles and the Companies Act, as amended, of the Cayman Islands, or the Companies Act;
(ii)    in the event of our winding-up or dissolution, whether voluntary or involuntary or for the purpose of an amalgamation, reorganization or otherwise or upon any distribution of share capital and surplus, to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any issued and outstanding preferred shares; and
(iii)    generally to enjoy all of the rights attaching to such shares.
Holders of Ordinary Shares have no pre-emptive, redemption, conversion or sinking fund rights.
Each Ordinary Share is entitled to one vote per share. However, except upon unanimous consent of the Board of Directors, no holder shall be permitted to acquire an amount of shares which would cause any person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the total voting power of the total issued and outstanding Ordinary Shares (a “9.9% Shareholder”). The Board of Directors shall reduce the voting power of any holder that is a 9.9% Shareholder to the extent necessary such that the holder ceases to be a 9.9% Shareholder. In connection with this reduction, the voting power of the other shareholders of the Company may be adjusted pursuant to the terms of the Articles. Accordingly, certain holders of Ordinary Shares may be entitled to more than one vote per share subject to the 9.9% restriction in the event that the Board of Directors is required to make an adjustment on the voting power of any 9.9% Shareholder.
On May 2, 2023, the Board of Directors approved a share repurchase plan, which expires on June 30, 2024, authorizing the Company to repurchase up to $25.0 million of Ordinary Shares in the open market, through privately negotiated transactions or Rule 10b5-1 stock trading plans. The Company is not required to repurchase any of the Ordinary Shares and the repurchase plan may be modified, suspended, or terminated at the election of our Board of Directors at any time without prior notice. During the year ended December 31, 2023, there was no repurchase of Ordinary Shares.
Ordinary Shares reserved for issuance under the Company’s stock incentive plan for eligible employees, directors and consultants consists of 2,000,000 reserved Ordinary Shares plus any Ordinary Shares outstanding from previous incentive plans, with no more than 1,500,000 Ordinary Shares issuable upon settlement of incentive stock options. As of December 31, 2023, 3,296,771 Ordinary Shares remained available for future issuance under the Company’s stock incentive plan.
Limitation on Share Ownership
Under our Articles, except upon unanimous consent by the Board of Directors:

•no person shall be allowed to acquire Ordinary Shares if such acquisition would cause any person to own (directly, indirectly or constructively under applicable United States tax attribution and constructive ownership rules) 9.9% or more of the issued and outstanding Ordinary Shares; and
•no person shall be allowed to acquire Ordinary Shares if such acquisition would cause such person to own directly 9.9% or more of the issued and outstanding Ordinary Shares.
Under our Articles, our Board of Directors may send a repurchase notice in the event that it determines in its absolute discretion that:
•a transfer would violate the ownership limitations described above; or
•a transfer would result in an increased risk of adverse tax, regulatory or legal consequences to us. In the event the Board of Directors determines an ownership limitation has been violated, we have the option, but not the obligation, to purchase all or any part of the shares, to the extent we determine it is necessary or advisable to avoid or cure any adverse or potentially adverse consequences.
Preferred Shares
Pursuant to our Articles and Cayman Islands law, our board of directors may establish one or more series of preferred shares having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, powers and limitations as may be fixed by the board of directors without any further shareholder approval; provided that certain shareholder approval may be required for a new class of shares that have superior rights over existing shares. Any preferred shares issued will include restrictions on voting and transfer intended to avoid having us constitute a ‘‘controlled foreign corporation’’ for United States federal income tax purposes. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us. The issuance of preferred shares could also adversely affect the voting power of the holders of the ordinary shares, deny shareholders the receipt of a premium on their ordinary shares in the event of a tender or other offer for the ordinary shares and have a depressive effect on the market price of the ordinary shares.
Options
As of December 31, 2023, options to purchase 652,140 Ordinary Shares at a weighted average exercise price of $22.01 were outstanding.
Restricted Stock Units
As of December 31, 2023, restricted share units, convertible into 264,870 Ordinary Shares at a weighted average grant date fair value of $8.41 were outstanding.
Corporate Governance
Our Articles provide for the corporate governance of the Company, including the establishment of share rights, modification of such rights, issuance of share certificates, the transfer of shares, alterations to capital, the calling and conduct of general and special meetings, proxies, the appointment and removal of directors, conduct and powers of directors, the payment of dividends and the winding-up of the company.
Our Articles provide that the Board of Directors will be elected annually. Shareholders may remove a director for cause as defined in the Articles prior to the expiration of such director’s term at a meeting of shareholders at which a quorum is present and more than 50% of the total voting power entitled to vote is cast in favor of such action. A general meeting of shareholders may be convened by the chairman of the Board of Directors or any two directors or any director and the secretary of the Board of Directors.
The provisions contained in our Articles may only be amended upon the affirmative vote of sixty-six and two thirds percent of the votes cast at a meeting of shareholders where a quorum is present.
Subject to the provisions of our Articles, the directors, secretary and officers shall be held harmless for any acts or omissions in the performance of their duties in the absence of willful negligence, willful default, fraud or dishonesty. Our Articles contain provisions for the indemnification of directors, officers and the secretary against liabilities to third parties arising in connection with the performance of their services by us, to the extent approved by a majority of the disinterested members of the board of directors. Expenses may be advanced to indemnified parties if approved by a majority of the disinterested directors.
Registration Rights
The holders of our Ordinary Shares prior to our initial public offering were given certain registration rights pursuant to a shareholders’ agreement, dated August 11, 2004, or our Shareholders’ Agreement. Pursuant to our Shareholders’ Agreement, Greenlight Capital Investors, LLC, or GCI, had the right to unlimited demand registration rights once we were eligible to use Form S-3 (or similar short form registration statements). GCI assigned its demand registration rights under the Shareholders’ Agreement, with our consent, to David Einhorn, our chairman of the board, on January 3, 2007. Pursuant to the Shareholders’ Agreement, David Einhorn is entitled to registration rights for all of his Ordinary Shares, including those acquired in a private placement in May 2007. We will not be required to effect more than two registrations pursuant to the demand rights in any 12 month period.
The registration rights described above can be modified on a pro rata basis if the managing underwriters for the registered offering believe modification is necessary due to market considerations. We are required to bear all expenses of all registration (exclusive of underwriting discounts and commissions, transfer taxes and fees and expenses of more than one counsel (and one local counsel, as reasonably required) for all selling shareholders).
On June 30, 2021, we entered into an amendment to the Shareholders’ Agreement to extend the term of David Einhorn’s registration rights to June 30, 2024.
Transfer Restrictions
Our Articles contain several provisions restricting the transferability of our Ordinary Shares. Our Articles provide that, if our Board of Directors determines in its sole and absolute discretion that:
•any transfer of shares would violate the ownership limitations described above; or
•the transfer would result in an increased risk of adverse tax, regulatory or legal consequences to us or any of our shareholders, they may decline to register such transfer and, if not registered, would be of no effect. Our Articles also provide that in the event that our Board of Directors determines that an ownership limitation has been violated as a result of any transfer, we shall have the option, but not the obligation, to purchase all or any part of the Ordinary Shares, to the extent we determine it is necessary or advisable to avoid or cure any adverse or potentially adverse consequences resulting from such transfer.
In connection with any transfer of Ordinary Shares, and in addition to the certification requirement described above, holders of Ordinary Shares will only be able to transfer their Ordinary Shares in compliance with the provisions of the Securities Act.
Differences in Corporate Law
The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of Companies Act (including modifications adopted pursuant to our Articles) applicable to us which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not purport to deal with all aspects of Cayman Islands law that may be relevant to us and our shareholders.
Interested Party Transactions
No one will be disqualified from being elected director or appointed an alternate director because he or she has contracted with us. A director (or his or her alternate director in his or her absence) may participate in the vote in respect of the contract or transaction in which he or she is interested as long as he or she disclosed his or her interest before that matter is considered or voted upon.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that they owe the following duties to the company: a duty to act in good faith and in what they consider to be in the best interests of the company; a duty not to make a profit out of their position as director (unless the company permits him to do so); a duty to exercise their powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with their personal interest or their duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of their duties both the degree of skill than may reasonably be expected from a subjective perspective determined by reference to their knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the company.
A director or alternate director may vote on a contract or transaction where he or she has an interest as a shareholder, director, officer or employee provided he or she disclosed the interest to the board of directors.
In exercising any such vote, such director's duties remain as described above. Pursuant to our Articles, none of our contracts will be deemed to be void purely because any director is an interested party in such transaction and in such circumstances, interested parties will generally not be held liable for monies owed to the Company.
Under Delaware law such a transaction would be voidable unless:
•the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;
•such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or
•the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.
Mergers and Similar Arrangements
The Companies Act allows for the merger of two or more companies into either one consolidated company or one or more company(ies) merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, and such other authorization, if any, as may be specified in such companies’ articles of association.
In relation to any merger or consolidation under the Companies Act, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting shareholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the shares. Appraisal rights for the holders of shares listed on a public exchange are ordinarily only available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.
The Companies Act also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by (i) in respect of shareholders, 75% in value of the shareholders or each class of shareholder who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose; or (ii) in respect of creditors, a majority in number representing 75% in value of creditors or each class of creditors who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose.
The convening of the scheme meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question and the classes properly delineated;
•the scheme of arrangement is such as a businessperson would reasonably approve; and

•the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.
If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a Delaware corporation.
Shareholders’ Suits
We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions.
In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a shareholder.
However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:
•a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);
•the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. We may indemnify our directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law, save in respect of any act or omission involving willful negligence, willful default, fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if:
•such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and
•with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.
We will indemnify each of our directors, agents and officers out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by their own willful negligence, willful default, fraud or dishonesty. No such director, agent or officer shall be liable to us for any loss or damage in carrying out his or her functions unless their liability arises through willful negligence, willful default, fraud or dishonesty of such director, agent or officer.
Inspection of Corporate Records
Members of the general public do not have the right to inspect our corporate or constitutive documents with the exception of the register of directors. The Registrar of Companies shall make a list of the names of the current directors (and alternate directors where applicable) available for inspection by any person on payment of a fee and subject to such conditions as the Registrar may impose. A shareholder of a Cayman Islands company has the right to request the company send him a copy of its memorandum and articles of association in force, on payment of a maximum sum of one Cayman Islands dollar for each copy. In addition, our Articles provide that our board of directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any of our accounts or books or documents except as conferred by statute, or authorized by our board of directors or by us in general meeting. Also, the directors may from time to time cause to be prepared and to be laid before us in general meeting financial statements and such other reports and accounts as may be required by law. We are also required to keep a register of mortgages and charges, which is open to inspection by any creditor or shareholder at all reasonable times.
We are not required to, but may, maintain our share register in the Cayman Islands. We are required to keep at our registered office a register of our directors and officers, which is not open for inspection by members of the public. Our registered office is located at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.
Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.
Conversion Rights
If applicable, the terms of preferred shares of any series that are convertible into or exchangeable for our Ordinary Shares or our other securities will be described in an applicable prospectus supplement. These terms will describe whether conversion or exchange is mandatory, at the option of the holder, or at our option. These terms may include provisions pursuant to which the number of shares of our Ordinary Shares or our other securities to be received by the holders of preferred shares would be subject to adjustment. Any such conversion or exchange will comply with applicable Cayman Islands law and our Articles.
Transfer Agent and Registrar
The transfer agent and registrar for our Ordinary Shares is Computershare. Its address is 480 Washington Boulevard, Jersey City, NJ 07310 and its telephone number at this location is (201) 680-2464.
Listing
Our Ordinary Shares are listed on the Nasdaq Global Select Market under the trading symbol “GLRE.”